(713) 860-7352

willburns@paulhastings.com

May 25, 2018

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management, Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company

Registration Statement on Form N-14 (File No. 333-223795)

Dear Mr. Bartz:

This letter relates to Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson MLP Investment Company (“KYN”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 8, 2018 pursuant to the Securities Act of 1933, as amended. This letter is being filed in response to oral comments given on May 15, 2018 by Edward Bartz of the staff of the Commission (the “Staff”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Each response is prefaced by the Staff’s corresponding comment in italicized text. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 2. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 2.

JOINT PROXY STATEMENT/PROSPECTUS

Questions and Answers, page 1

1.	Under the caption “Questions Regarding the Reorganization,” please replace the term “benefits” in the second Question and Answer with “impacts” or another similar term.

Response:

KYN acknowledges the Staff’s comment and has revised the relevant Question and Answer accordingly. Please see the proposed language below, as reflected on page 1.

Q: What are some of the factors that the Boards considered in determining that the Reorganization is in the best interests of the stockholders?

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 25, 2018

2.	In the second paragraph under the caption “Elimination of duplicative expenses and greater economies of scale,” please revise the first sentence to reflect that the Reorganization is expected to result in an increase in expenses as a percentage of net assets for KED stockholders.

Response:

KYN acknowledges the Staff’s comment and has revised the paragraph accordingly. Please see the proposed language below, as reflected on page 1.

The increase in expenses as a percentage of net assets for KED’s stockholders is almost entirely a result of a larger deferred tax liability (as a percentage of total assets) at the Combined Company as compared to stand-alone KED, which causes net assets for the Combined Company to be smaller as a percentage of total assets as compared to stand-alone KED. As indicated above, it is expected that KED stockholders will enjoy lower annual expenses as a percentage of total assets.

3.	In the second full paragraph under the caption “Potential for reduced management fee in the future as assets appreciate, due to new KYN management fee waiver,” please disclose that the management fees waived by KAFA with respect to KYN and KED cannot be recouped by KAFA.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page 2.

KAFA has also agreed to waive an amount of management fees (based on KYN’s and KED’s assets under management at closing of the Reorganization) such that the pro forma, run-rate fees payable to KAFA are not greater than the aggregate, run-rate management fees payable if KYN and KED had remained standalone companies. The waiver will last for three years and was estimated to be approximately $0.3 million per year as of February 28, 2018. The new fee waivers would be effective at the time the Reorganization closes and would not be subject to recapture, either with respect to KYN, KED or the Combined Company. Based on KED’s current management fee (net of its management fee waiver), the Combined Company’s management fee as a percentage of net assets is expected to be higher than KED’s stand-alone fee. KED’s management fee waiver agreement is an annual agreement that reduces KED’s management fee by as much as 0.5% (from 1.75%) based on the percentage of the Company’s long term investments that are private investments (i.e. not publicly traded). If KED’s portfolio of long-term investments were to change to include a larger percentage of private investments than it currently does, KED’s management fee would increase as a result of a smaller fee waiver. Further, if KED’s management fee waiver were not to be renewed, its management fee would be higher.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 25, 2018

Reasons for the Reorganization, page 8

4.	In the bulleted list of potential benefits and other factors considered by the Boards of Directors in connection with the Reorganization, please revise the bullet that reads “Management fee to be paid by the Combined Company as compared to KED stand-alone” to read “Higher management fee to be paid by the Combined Company as compared to KED stand-alone.”

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 9.

Fees and Expenses for Common Stockholders of the Companies as of November 30, 2017, page 9

5.	In the last sentence prior to the table, please revise the phrase “will increase relative to KED’s total annual expenses” to read “will be higher than KED’s total annual expenses.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 10.

6.	Because the fee table is primarily addressed to the impact on KED stockholders, please reverse the order of the KYN and KED columns so that KED comes first.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 10.

7.	In footnote 4 to the fee table, please include the amount of total assets used in the calculation of the management fees.

Response:

KYN acknowledges the Staff’s comment and has revised the footnote accordingly. Please see the proposed language below, as reflected on page 11.

Management fees for each Company reflect projections for a 12-month period based on total assets as of November 30, 2017 of $0.3 billion for KED and $3.4 billion for KYN.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 25, 2018

8.	In the Example, please revise the first sentence to clarify that the table reflects a comparison of the costs of investing in KED prior to the Reorganization with the costs of investing in the Combined Company.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page 11.

The following example is intended to help you compare the costs of investing in KED prior to the Reorganization with the costs of investing in the Combined Company.

9.	In the table included in the Example, please reverse the order of the KYN and KED rows so that KED comes first.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 11.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 25, 2018

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III

of PAUL HASTINGS LLP

cc:	Megan Miller (U.S. Securities and Exchange Commission)

David A. Hearth, Esq., Paul Hastings